EXHIBIT 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio amounts)

	Year Ended December 31,
	2004		2003		2002		2001		2000

Net income	$127,091		$238,213		$142,202		$131,956		$126,271
Fixed charges	50,393		44,536		42,424		41,312		37,682
Adjusted earnings	$177,484		$282,749		$184,626		$173,268		$163,953

Fixed charges:
Interest on indebtedness and amortization of deferred finance costs	$50,393		$44,536		$42,424		$41,312		$37,682

Ratio of earnings to fixed charges	3.52	x	6.35	x	4.35	x	4.19	x	4.35	x